Metallica Resources Inc.
 Consolidated Balance Sheets
(unaudited)

U.S. dollars (000's, except share data)

	September 30,	December 31,
	2007	2006
Assets
Current assets:
Cash and cash equivalents	$16,824	$44,762
Value-added tax and other receivables	4,745	2,787
Inventory (Note 4)	9,185	133
Deposits and prepaid expenses	3,165	204

	33,919	47,886

Mineral properties, plant and equipment (Note 5)	99,996	84,827
Other assets	315	240

Total assets	$134,230	$132,953

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$7,407	$5,790

Restricted stock units (Note 9(d))	677	557
Asset retirement obligation (Note 7)	846	611
Other liabilities (Note 8)	763	–

	9,693	6,958

Shareholders' equity:
Share capital – 92,501,058 common shares
(2006: 92,001,263) (Note 9(a))	135,115	133,572
Contributed surplus	1,485	1,485
Warrants (Note 9(b))	10,361	10,364
Stock options (Note 9(c))	3,283	2,474
Accumulated other comprehensive loss	(30)	–
Deficit	(25,677)	(21,900)

	124,537	125,995

Total liabilities and shareholders' equity	$134,230	$132,953

Contingencies (Note 12)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
Consolidated Statements of Operations and Deficit
(unaudited)

U.S. dollars (000's, except share data)

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Revenues:
Gold	$5,518	$–	$7,331	$–
Silver	1,642	–	2,360	–

	7,160	–	9,691	–
Operating expenses:
Production costs*	8,613	–	11,452	–
Depreciation and amortization	415	–	543	–

	9,028	–	11,995	–

Operating loss	(1,868)	–	(2,304)	–

Other expense (income):
General and administrative	1,244	793	3,916	2,617
Exploration and business development	155	186	590	389
Restricted stock units	190	69	472	216
Foreign exchange gain	(743)	(175)	(2,592)	(1,343)
Interest income	(214)	(278)	(966)	(964)

	632	595	1,420	915

Loss before income taxes	(2,500)	(595)	(3,724)	(915)
Income tax provision (Note 10)	(19)	(10)	(53)	(48)

Net loss	(2,519)	(605)	(3,777)	(963)

Deficit at beginning of period	(23,158)	(19,127)	(21,900)	(18,769)

Deficit at end of period	$(25,677)	$(19,732)	$(25,677)	$(19,732)

Basic and diluted loss per share	$(0.03)	$(0.01)	$(0.04)	$(0.01)

Weighted average number of common shares outstanding	92,472,674	84,073,508	92,343,565	83,769,150

* Production costs include ore and waste mining, ore processing, mine administration, transportation and refining, and royalties.

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
Consolidated Statement of Other Comprehensive Loss
 (unaudited)

U.S. dollars (000's)

	Three Months Ended	Nine Months Ended
	September 30,	September 30,
	2007	2007
Net loss	$(2,519)	$(3,777)
Net unrealized gain (loss) on available-for-sale securities	31	(40)

Comprehensive loss	$(2,488)	$(3,817)

Consolidated Statement of Accumulated Other Comprehensive Loss
(unaudited)
U.S. dollars (000's)

		Nine Months Ended September 30,
		2007
Balance at December 31, 2006		$–
Net unrealized gain on available-for-sale securities		10
Balance at January 1, 2007 on adoption of new accounting standard		10
Net unrealized loss on available-for-sale securities		(40)

Accumulated other comprehensive loss		$(30)

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
 Consolidated Statements of Cash Flows
 (unaudited)

U.S. dollars (000's)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Cash flows used for operating activities
Net loss	$(2,519)	$(605)	$(3,777)	$(963)
Non-cash items:
Depreciation and amortization	431	16	592	23
Stock-based compensation expense	412	343	1,099	774
Restricted stock unit expense	229	69	511	216
Unrealized gain on available-for-sale securities and other non-cash items	21	6	9	16
Changes in non-cash working capital and other assets (Note 11)	(4,269)	(1,082)	(10,762)	(1,577)

	(5,695)	(1,253)	(12,328)	(1,511)

Cash flows used for investing activities
Mineral properties, plant and equipment	(5,127)	(9,036)	(16,623)	(18,900)

	(5,127)	(9,036)	(16,623)	(18,900)

Cash flows provided from financing activities
Proceeds from exercise of warrants	3	–	28	54
Proceeds from exercise of stock options	69	95	975	863

	72	95	1,003	917

Decrease in cash and cash equivalents	(10,750)	(10,194)	(27,948)	(19,494)
Cash and cash equivalents, beginning of period	27,574	33,370	44,772	42,670

Cash and cash equivalents, end of period	$16,824	$23,176	$16,824	$23,176

Cash and cash equivalents consist of:
Cash on hand	$1,614	$1,649	$1,614	$1,649
Short-term investments	15,210	21,527	15,210	21,527

	$16,824	$23,176	$16,824	$23,176

Non-cash investing activities:
Increase (decrease) in accounts payable and other liabilities related to mineral properties, plant and equipment
	$(823)	$(1,471)	$(1,744)	$1,370
Income tax payments	$24	$25	$57	$33

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
Notes to Consolidated Financial Statements
(unaudited)

U.S. dollars

1.

Nature of Operations

Metallica Resources Inc. (the "Company") operates a gold and silver mine in Mexico and is engaged in the exploration, acquisition and development of precious and base metal mineral deposits throughout the Americas.

The Company has completed construction of its Cerro San Pedro gold and silver project in Mexico, except for construction of cell three of the phase one leach pad, installation of additional pumps to increase processing plant capacity and other miscellaneous projects. Most of these construction activities are expected to be completed during the next six months. The project processing facilities were tested and determined to be operational on April 30, 2007. Effective May 1, 2007, commercial production commenced at the Cerro San Pedro project. All project revenues and operating costs recorded after May 1, 2007 are reflected in the Company's statement of operations.

The Company is also advancing a copper-gold exploration project in Chile and is pursuing various other exploration projects in the Americas.

2.

Basis of Presentation and New Accounting Policies

These interim consolidated financial statements of Metallica Resources Inc. have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements.

The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2006. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

Certain of the prior period figures have been reclassified to conform with the current period presentation.

Inventory

The Cerro San Pedro mine is a run-of-mine heap leaching operation whereby gold and silver ore is mined and placed on leach pads without screening or crushing. Inventories consist of ore on leach pad and doré. Ore on leach pad represents mined ore that has been stacked on an impermeable pad and is being leached with chemical solutions to dissolve precious metals, which will be recovered in the processing plant in the form of partially refined gold and silver, called doré, which is sent to a third party refinery for processing into saleable precious metals.

The amount of gold and silver in the ore on leach pad is measured by estimating the number of tonnes delivered to the leach pad, the number of contained ounces based on assay data and the estimated recoverable ounces based on metallurgical data. Although the quantities of recoverable gold and silver placed on the leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The ultimate recovery of gold and silver from the leach pad will not be known until the leaching process has concluded at the end of the mine life.

Ore on leach pad is valued at the lower of average production cost or net realizable value. Costs are added to ore on leach pad based on actual mining costs and amortization and depreciation incurred during the period, and are removed from the leach pad based on the average cost per recoverable ounce.

Doré inventory is valued at the lower of average production cost or net realizable value. Average production cost includes the average cost of the ore on leach pad incurred prior to the doré refining process, plus doré processing costs including applicable depreciation on the process plant facilities. Royalties, outside refinery charges and related transportation charges are allocated directly to cost of sales.

Supplies and reagents inventory are valued at the lower of average cost or replacement cost.

Revenue

Revenue is recorded when delivery of doré and transfer of ownership has occurred. Sales are recorded based on the estimated gold and silver values contained in the partially refined doré, and are subsequently adjusted once the refined metal quantities are known.

Mineral Properties, Plant and Equipment

Mineral properties, plant and equipment are amortized on a unit-of-production basis over estimated recoverable reserves or on a straight-line basis over the estimated useful life of the asset, whichever is appropriate.

3.

Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted the two new accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants ("CICA").

a)

Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855

This standard prescribes when a financial asset, financial liability or nonfinancial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the Company's cash equivalents have been classified as available-for-sale securities and are recorded on the balance sheet at fair value, which is based on quoted market prices. Changes in the fair value of these securities are reflected in other comprehensive income and included in accumulated other comprehensive income on the balance sheet. These unrealized gains and losses are not reflected in net income until realized.

b)

Comprehensive Income – CICA Handbook Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining operations, none of which are included in the calculation of net earnings until realized.

The effect on the Company's balance sheet as of January 1, 2007 on adoption of these financial instrument standards resulted in a $10,000 increase to accumulated other comprehensive income. The adjustment resulted from unrealized gains on cash equivalents accounted for as available-for-sale securities. As prescribed by these standards, prior periods have not been restated.

4.

Inventory

Inventory consists of the following:

	September 30,	December 31,
	2007	2006
	(000's)	(000's)
	$	$

Ore on leach pad	7,907	133
Gold and silver doré	1,219	–
Reagents and supplies	59	–

	9,185	133

5.

Mineral Properties, Plant and Equipment

Additions to mineral properties, plant and equipment for the nine month period ended September 30, 2007 are summarized as follows:

Balance at				Plant
December 31, 2006	Mineral	Deferred	Construction	and		Accumulated
(000's)	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total
Cerro San Pedro, Mexico	$23,924	$20,840	$35,213	$1,128	$81,105	$383	$80,722
El Morro, Chile	–	114	–	–	114	–	114
Rio Figueroa, Chile	562	2,115	–	–	2,677	–	2,677
Other Projects, Chile	41	13	–	–	54	–	54
Alaska Peninsula, USA	225	885	–	–	1,110	–	1,110
Office Furniture and Equipment	–	–	–	274	274	124	150

Balance at December 31, 2006	24,752	23,967	35,213	1,402	85,334	507	84,827

2007 Additions
Cerro San Pedro, Mexico	573	876	12,246	553	14,248	1,008	13,240
Reclassification of Cerro San Pedro balances	–	(21,716)	(45,684)	67,400	–	–	–
El Morro, Chile	–	98	–	–	98	–	98
Rio Figueroa, Chile	427	956	–	–	1,383	–	1,383
Other Projects, Chile	14	2	–	–	16	–	16
Alaska Peninsula, USA	–	178	–	–	178	–	178
Liberty Bell, USA	18	265	–	–	283	–	283
Office Furniture and Equipment	–	–	–	21	21	50	(29)

2007 Additions	1,032	(19,341)	(33,438)	67,974	16,227	1,058	15,169

Balance at
September 30, 2007
Cerro San Pedro, Mexico	24,497	–	1,775	69,081	95,353	1,391	93,962
El Morro, Chile	–	212	–	–	212	–	212
Rio Figueroa, Chile	989	3,071	–	–	4,060	–	4,060
Other Projects, Chile	55	15	–	–	70	–	70
Alaska Peninsula, USA	225	1,063	–	–	1,288	–	1,288
Liberty Bell, USA	18	265	–	–	283	–	283
Office Furniture and Equipment	–	–	–	295	295	174	121

Balance at September 30, 2007	$25,784	$4,626	$1,775	$69,376	$101,561	$1,565	$99,996

The Company reclassified its capitalized costs relating to the Cerro San Pedro project to plant and equipment as a result of commencement of commercial production on May 1, 2007. Construction in progress at September 30, 2007 relates to ongoing construction activities at the Cerro San Pedro project, principally leach pad construction.

On July 9, 2007 the Company entered into an exploration agreement with the right to acquire the Liberty Bell gold project in central Alaska. The agreement provides for the Company to make aggregate advance royalty payments totaling $0.3 million, incur exploration expenditures totaling $2.0 million, and deliver a feasibility study by December 31, 2011. If a feasibility study is not delivered by that time, the agreement may be extended up to four more years by incurring additional advance royalty payments totaling $0.9 million and exploration expenditures totaling $5.5 million from 2012 through 2015. Aggregate holding fees of up to $2.5 million, which will be indexed for inflation, are required to be paid from 2021 through 2026 until commencement of commercial production. The owner will retain a sliding scale net smelter return royalty of 0.5% to 4.0% from future production, based on the market price of gold.

6.

Related Party Transactions

The Company entered into a consulting agreement with a director of the Company to provide technical advisory services with respect to the Cerro San Pedro project at a rate of $1,000 per day plus out-of-pocket expenses. Effective April 1, 2007, the director's consulting rate was increased to $1,250 per day. The Company has incurred technical advisory fees pursuant to this agreement totaling $0.1 million during the nine months ended September 30, 2007.

The Company entered into a consulting agreement with a company controlled by an individual, who is a director of the Company, to provide management services with respect to the Cerro San Pedro project. The agreement provided for consulting fees of $6,000 per month. Effective April 1, 2007, the director's consulting rate was increased to $7,000 per month. The Company has incurred consulting fees pursuant to this agreement totaling $0.1 million during the nine months ended September 30, 2007.

7.

Asset Retirement Obligation

The Company's environmental permit for its Cerro San Pedro project requires that it reclaim any land that it disturbs during mine construction and mine operations. The Company has recorded an asset retirement obligation for its Cerro San Pedro project as follows:
(000's)

Balance at December 31, 2006	$611
Accretion	45
Additional reclamation provision	190

Balance at September 30, 2007	$846

The asset retirement obligation is calculated as the net present value of the estimated future cash outflows as of September 30, 2007 of $1.3 million. Reclamation activities are expected to begin in 2016. The present value of the estimated future cash outflow layer for 2007 assumes an inflation rate of 2.5% and has been discounted using a risk-adjusted rate of 7%. The total reclamation obligation for the project is estimated to be $4.3 million.

8.

Other Liabilities

Other liabilities include amounts owed under long-term non-interest bearing payment obligations to property owners at the Cerro San Pedro project. The Company has recorded a discount, using a 7% discount rate, on these liabilities totaling $0.3 million which will be amortized as interest expense over the period the liabilities are outstanding.

9.

Share Capital

a)

Common shares issued and outstanding

	Shares	Amount
	(000's)	(000's)

Balance at December 31, 2006	92,001	$133,572
Exercise of stock options for cash	487	975
Fair value of stock options exercised	–	522
Exercise of warrants for cash	10	28
Fair value of warrants exercised	–	3
Shares issued for retirement plan	3	15

Balance at September 30, 2007	92,501	$135,115

b)

Warrants

On December 20, 2006, the Company issued 3.8 million common share purchase warrants in conjunction with a private placement equity financing. Each warrant entitles the holder to purchase one common share at an exercise price of Cdn$5.50 for a period of three years to December 20, 2009. As of September 30, 2007, none of the warrants had been exercised.

On December 11, 2003, the Company issued 19.4 million common share purchase warrants in conjunction with a public equity offering, of which 19.2 million were outstanding at September 30, 2007. Each warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 through December 11, 2008. Warrants to purchase ten thousand shares were exercised during the nine months ended September 30, 2007.

c)

Stock options

The following table summarizes stock options outstanding and changes in fair value of stock options as of September 30, 2007:

	Weighted
	Average	Stock
	Exercise	Options	Amount
	Price	Outstanding	(US$)
	(Cdn$)	(000's)	(000's)

Balance at December 31, 2006	$2.41	3,067	$2,474
Stock options granted	5.05	662	–
Compensation cost recognized	–	–	1,372
Exercise of stock options for cash	2.32	(487)	–
Fair value of stock options exercised	–	–	(522)
Forfeited stock options	3.89	(87)	–
Fair value of stock options forfeited	–	–	(41)

Balance at September 30, 2007	$2.94	3,155	$3,283

Exercisable at September 30, 2007	$2.44	2,225

The total fair value of options granted during the nine months ended September 30, 2007 was $1.6 million. These options vest over a two-year period.

The fair value of options granted in 2007 has been calculated using the Black-Scholes Option Pricing Model with the following assumptions:

2007 Grants

Risk-free interest rate (Canada)	3.95% to 4.65%
Expected dividend yield	0.0%
Expected price volatility	56% to 67%
Expected life of option	3.4 to 3.7 years

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

d)

Restricted stock units

The Company's restricted stock unit ("RSU") plan provides for the Company's directors to grant RSUs subject to vesting and other conditions as determined by the directors. The settlement of RSUs will be made in cash and is calculated at the average closing price of the Company's common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. RSU expense is recorded over the three-year vesting period. The following table summarizes RSUs outstanding as of September 30, 2007:

		Number
Date of	Date of	of RSUs	Fair Value
Grant	Settlement	(000's)	(000's)

March 10, 2005	March 10, 2008	120	$456
March 9, 2006	March 9, 2009	250	580
May 24, 2007	May 24, 2010	184	97

Balance at September 30, 2007			1,133
Less current maturities, included in current liabilities			(456)

Non-current portion			$677

10.

Income Taxes

The current period income tax provision represents the Company's estimated tax obligation associated with a profitable Mexican subsidiary.

11.

Changes in Non-cash Working Capital and Other Assets

Cash flows from changes in non-cash working capital and other assets are summarized as follows:
	Three Months Ended		Nine Months Ended
	September 30 (000's)		September 30 (000's)
	2007	2006	2007	2006
Value added tax and other receivables	$527	$362	$1,994	$1,378
Inventory	2,878	–	8,615	–
Deposits and prepaid expenses	612	521	2,926	543
Accounts payable and accrued liabilities	252	193	(2,847)	(381)
Other assets	–	6	74	37

Decrease in non-cash working capital and other assets	$4,269	$1,082	$10,762	$1,577

12.

Contingencies

a)

On June 19, 2007, the Company terminated its mining contract with Washington Group Latin America, Inc. ("WGLA") under which WGLA had served as the mining contractor for the Company's Cerro San Pedro project. The Company received notice from WGLA in July 2007 for $14.9 million of claims that WGLA alleges the Company owes it for termination and demobilization fees, and other charges under the mining contract. Approximately $10.2 million of these claims have been submitted to arbitration for resolution. Approximately $1.5 million of the remaining $4.7 million of claims were paid in July 2007. The remaining $3.2 million of claims will also likely be submitted to arbitration for resolution. The arbitration date has not yet been established and the outcome of the arbitration proceedings, which will take place in Denver, Colorado, cannot be assessed at the present time.

b)

The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents ("Project Opponents") against governmental agencies. The Project Opponents seek to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company's operations may be negatively impacted.